Novartis AG P.O. Box 4002 Basel / Switzerland Switzerland https://www.novartis.com

US Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

Basel, January 31, 2024

Ladies and Gentlemen:

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat
       Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Novartis AG has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on January 31, 2024.

Respectfully submitted,

Novartis AG

/s/ Karen L. Hale	/s/ Harry Kirsch
Karen L. Hale Chief Legal Officer of Novartis	Harry Kirsch Chief Financial Officer of Novartis